February 26, 2018	News Release 18-02

Brucejack Mine Ramp-Up Advances

Vancouver, British Columbia February 26, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report that the ramp-up continues to advance at the high-grade gold Brucejack Mine, and the mine remains on track to reach steady state production mid-to-late 2018. Additionally, an exploration drill program has been initiated underground to test for a porphyry source and evaluate the potential extension of the Valley of the Kings deposit to the east.

Optimizing Operations

To improve access and build stope inventory the rate of underground development has been increased to 700 meters per month, up from 420 meters originally envisioned in the Brucejack Feasibility Study. A third long-hole drill is now on site to serve as a back-up drill and will also be utilized to increase the rate of underground production to build stope inventory, which is expected to increase to 10 to 12 stopes with a range of grades by mid-year. The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining in the event of operational issues with any stopes. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

Operational Grade Control

The grade control program is underway and is currently being integrated into the mining process. The grade control program, which comprises sampling and drilling, is designed to refine stope dimensions, reduce dilution and optimize grade.

Stope Ring Sampling

As part of the grade control program, grade is estimated on a ring-by ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are selectively collected from each ring within a stope and split to a smaller sample size. The reduced sample is then assayed. Assayed data from each of the rings is then fed back into the short-term mine planning cycle to refine stope dimensions.

The upgraded and modified underground sample splitting station is now functional. The sample splitting station is used to further validate the sampling process.

Reverse Circulation Drilling

Another component of the grade control program, reverse circulation (RC) drilling to optimize stope definition, has commenced on a trial basis. The RC drill will cross-cut the stopes drilling 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. The RC drilling will provide a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

Exploration Drilling for Porphyry Source

An exploration drill program has been initiated to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east. The drill program will follow-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, located approximately 500 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill has been set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each 1,600 meters long will serve to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling will also test below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggests a potential porphyry source.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration drilling.

Fourth Quarter and Year-End 2017 Financial Results – Webcast and Conference Call

Pretivm plans to release its fourth quarter and year-end 2017 operational and financial results after market close on Thursday, March 8, 2018. The webcast and conference call to discuss these results will take place Friday, March 9, 2018 at 7:00 am PT (10:00 am ET).

Webcast and conference call details:

Friday, March 9, 2018 at 7:00 am PT (10:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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